Exhibit 99.1

Lanvin Group Announces Leadership and Board Changes to Accelerate Growth and Strategic Initiatives

New York, January 16, 2025 —— Lanvin Group (NYSE: LANV) (the “Company”) today announced key leadership and board changes designed to strengthen its position in the luxury fashion industry and further advance its strategic goals. These changes reflect the Company’s ongoing commitment to cultivating a dynamic, experienced leadership team capable of driving innovation and sustainable growth in a rapidly evolving market.

The Board of Directors has appointed Mr. Andy Lew, CEO of St. John Knits as Executive President of Lanvin Group, while Mr. Eric Chan will transition from his role as Chief Executive Officer to join the Board as a director.

Mr. Lew brings more than 35 years of experience in the fashion industry, with a proven track record of leadership and operational excellence in the luxury sector. In his new role, he will oversee the Company’s operations, including strategic implementation, business development and growth, financial management, supply chain, information technology, and brand operations. As part of this transition, Lanvin Group will establish a second headquarters in Europe, which will be led by Mr. Lew to support the Company’s global expansion. He will continue to serve as a key leader within St. John Knits International Inc., with day-to-day operations managed by a newly established management committee.

Prior to his leadership role at St. John Knits, Mr. Lew held senior positions at Brooks Brothers Group, Ermenegildo Zegna Group, and Nordstrom Inc., where he played a pivotal role in driving business expansion, leading high-performing teams, and navigating complex global markets. Additionally, Mr. Lew has served on the boards of August Purple, Soles4Souls, and several Brooks Brothers subsidiaries.

In conjunction with these leadership appointments, the Board has approved an expansion from eight to nine members and appointed Mr. Alan Liu, who will replace Ms. Grace Fang, alongside Mr. Eric Chan as directors, effective immediately.

Mr. Zhen Huang, Chairman of Lanvin Group, commented, “These leadership changes mark an exciting chapter for Lanvin Group as we continue to grow and innovate in the luxury fashion industry. Establishing a second headquarters in Europe under Andy’s leadership underscores our commitment to strengthening our global operations and market presence. I want to thank Eric Chan for his dedicated service as CEO and look forward to his continued contributions as a Board member. With Andy’s exceptional expertise and the strengthened Board, I am confident we will exceed our strategic goals and deliver even greater value to our stakeholders.”

Mr. Andy Lew added, “It’s an honor to step into the role of Executive President at such a pivotal moment for Lanvin Group. Leading the establishment of our European headquarters is a tremendous opportunity to expand our global footprint and elevate our brands. I look forward to supporting our creative talents, collaborating with our teams and Board to unlock new growth, and driving exceptional value for stakeholders.”

About Lanvin Group

Lanvin Group is a leading global luxury fashion group headquartered in Shanghai, China, managing iconic brands worldwide including Lanvin, Wolford, Sergio Rossi, St. John Knits, and Caruso. Harnessing the power of its unique strategic alliance of industry-leading partners in the luxury fashion sector, Lanvin Group strives to expand the global footprint of its portfolio brands and achieve sustainable growth through strategic investment and extensive operational know-how, combined with an intimate understanding and unparalleled access to the fastest-growing luxury fashion markets in the world. Lanvin Group is listed on the New York Stock Exchange under the ticker symbol “LANV”. For more information about Lanvin Group, please visit www.lanvin-group.com, and to view our investor presentation, please visit https://ir.lanvin-group.com.

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